EXHIBIT 2

Letter to the Company

Brian Pratt 5950 Berkshire Lane Suite 800 Dallas, TX 75225

August 24, 2020

Board of Directors

Limbach Holdings, Inc.

5102 W. Laurel Street, Suite 800

Tampa, Florida 33607

Dear Board of Directors:

On Friday, July 31st, 2020, we submitted a letter which described a proposal (the “Term Sheet”) outlining the terms under which we would make an investment in the common stock of Limbach Holdings, Inc. (“Limbach” or the “Company”).

The Company publicly acknowledged receipt of the Term Sheet through a press release1 issued on August 4, 2020 and reserved any further comment on the Term Sheet during its August 14, 2020 earnings call.

As of August 24th, the Company has failed to engage in any conversation or respond to terms of our proposal. We hereby withdraw the Term Sheet, effective immediately.

Regards,

Bennet Grill	Brian Pratt
Principal
Blue Wolf Capital Partners LLC

[1]

Limbach Holdings, Inc. (2020, August 4). Limbach Holdings Issues Statement in Response to Amended 13D Filing; Company to Report Profitable Operations for Its Second Quarter Ended June 30, 2020. Retrieved from https://www.limbachinc.com/news-media/press-releases/detail/69/limbach-holdings-issues-statement-in-response-to-amended